DRC RESOURCES CORPORATION

PRESS RELEASE

 DRC Adds Project Financing Expertise

Paul Martin Appointed Chief Financial Officer

May 2, 2005, Vancouver, British Columbia – DRC Resources Corporation (DRC:TSX; DRJ:AMEX) is pleased to announce the appointment of Paul Martin as Chief Financial Officer and Vice President, Finance.  Paul will assume this role on or before May 19, 2005

In making this announcement, President and Chief Executive Officer Chris Bradbrook, stated, “We are very pleased and excited to have Paul join our growing team at DRC Resources.  His expertise and abilities will be extremely valuable assets to the Company.  In particular, his demonstrated knowledge of, and abilities in, the negotiation of project finance facilities for mining companies will be very important to DRC as we move towards our goal of developing the Afton Copper-Gold Project into a mine.  We are systematically executing a strategy of adding the skills required at the management, project and board levels, to build DRC Resources Corp. into an operating mining company.  Our ability to attract management of Paul’s caliber is, we believe, an endorsement of the potential of the Afton Project.”

Paul has more than 20 years of finance experience, including 15 years in the mining industry.  He began his career as a Chartered Accountant, and since then has held progressively more senior finance positions with both precious metals and base metals mining and development companies.  Most recently he was Chief Financial Officer for Gabriel Resources Ltd., prior to which he held the position of Vice President, Corporate Finance for TVX Gold Inc.

DRC’s main focus is the exploration and development of its 100%-owned Afton Copper-Gold Project, located 10 km west of Kamloops, B.C., Canada.  To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold (Advanced Scoping Study, February 2004, Behre Dolbear and Company Ltd.).  At current metal prices this mineralized zone has an in-situ value in excess of US$3 Billion.  The Company is currently completing a US$14.5 million feasibility study on the project to determine the potential economics and capital requirements of developing the project into a bulk mining underground operation.  The 2004 advanced scoping study completed by Behre Dolbear and Company Ltd., suggested that the project has very attractive economics at metal prices as low as US$0.85 per lb copper, and US$375 per ounce gold.  According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced stage exploration project in South Central B.C.

DRC is in excellent financial condition with cash of US$20 million (at 31/12/04) and no debt.  The company has only 14.3 million shares outstanding and 16.2 million shares fully diluted.

For further information on DRC Resources and the Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.